FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 1, 2022 of OceanPal Inc. (the "Company") announcing that the Annual Meeting of Shareholders of the Company (the “Meeting”) held in virtual format on March 31, 2022 has been adjourned until April 5, 2022 at 9:00 a.m. Eastern Time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: April 1, 2022
	By:	/s/ Eleftherios Papatrifon
Eleftherios Papatrifon
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, President, Interim Chief Financial Officer and Secretary
Telephone: +30-210-9485-360
Email: izafirakis@oceanpal.com
Website: www.oceanpal.com
Twitter: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. ANNOUNCES ADJOURNMENT OF ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, April 1, 2022 - OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today announced that the Annual Meeting of Shareholders of the Company (the “Meeting”) held in virtual format on March 31, 2022 has been adjourned until April 5, 2022 at 9:00 a.m. Eastern Time. The Company adjourned the Meeting for the purpose of allowing additional time for shareholders to vote on Proposal Two, described below and as set forth in the Company’s proxy statement for the Meeting, dated February 24, 2022 (the “Proxy”). The business scheduled for the re-convened Meeting remains the same as set forth in the Proxy.
At the Meeting, shareholders of the Company will consider and vote to (i) elect three Class I Directors (Proposal One), (ii) approve one or more amendments to the Company’s amended and restated articles of incorporation to effect one or more reverse stock splits of its common shares, each at a ratio of not less than one-for-two and not more than one-for-10 and in the aggregate at a ratio of not more than one-for-40 (Proposal Two), and (iii) approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022 (Proposal Three).
If you have already voted your shares, you do not need to vote again and we thank you for your support. If you have voted against Proposal Two or abstained, we urge you to reconsider your vote, and vote in favor of Proposal Two. The Board believes the proposed reverse stock split is in the best interests of the Company’s shareholders as it enables the Company to reestablish compliance with Nasdaq’s minimum bid price requirement, however there is no guarantee that it will maintain such compliance.
All shareholders of record as of February 17, 2022, who have not already done so are encouraged to vote on the proposals. Shareholders who have already voted need not take any further action.

The Meeting will be held in a virtual format only via the Internet at www.virtualshareholdermeeting.com/OP2022.

About the Company
OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.
Forward Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.